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                    DAVIDSON DIVERSIFIED REAL ESTATE II, L.P.
                       C/O RIVER OAKS PARTNERSHIP SERVICES
                                  P.O. BOX 2065
                     SOUTH HACKENSACK, NEW JERSEY 07606-2065
                        (888) 349-2005 OR (201) 896-1900

                                December 16, 1999

Dear Limited Partner:

         ERP Operating Limited Partnership is offering to purchase units in your partnership, Davidson Diversified Real Estate II, L.P., for $5,700 per unit. AIMCO Properties, L.P. is offering to purchase your units for a price of 6,043.06 per unit.

           As general partner of your partnership we believe that the offer of AIMCO Properties, L.P. is fair. However, we also believe that you must make your own decision whether or not to participate in any offer, based upon a number of factors, including several factors that may be personal to you, such as your financial position, your need or desire for liquidity, your preferences regarding the timing of when you might wish to sell your units, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units. We note that the offer of AIMCO Properties, L.P. is currently at the highest price of the two offers and if you wish to sell your units for cash, you should do so at the highest price. Therefore, we recommend against tendering in the ERP Operating Limited Partnership's offer. We are an affiliate AIMCO Properties, L.P.

LIMITED PARTNERS ARE URGED TO READ ANY AND ALL TENDER OFFER MATERIAL IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.




                                        Very truly yours,



                                        Davidson Diversified Properties, Inc.
                                        General Partner